

05041717

SECURI[illegible] ION
Washington, D.C. 20549

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RECD S.E.C.
MAR 2 6 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOLE CAPITAL, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1188 BISHOP STREET, SUITE 1712
(No. and Street)

HONOLULU	HI	96813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD B. DOLE (808) 537-6007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E., C.P.A.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432	HONOLULU	HI	96813-4820
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD B. DOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOLE CAPITAL, L.L.C., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOLEEN M. ENGLISH
NOTARY
PUBLIC
STATE OF HAWAII

Signature

MEMBER-MANAGER

Title

Notary Public Joleen M. English, Notary Public, State of Hawaii
My commission Expires:10/10/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: DECEMBER 31, 2004

DOLE CAPITAL, LLC
(Name of Respondent)

1188 Bishop Street, Suite 1712, Honolulu, Hawaii 96813
(Address of executive office)

Richard B. Dole
Chief Financial Officer
Dole Capital, LLC
1188 Bishop Street, Suite 1712
Honolulu, Hawaii 96813

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

DOLE CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2004

Contents

Audited Financial Statements:

Other Financial Information:

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

DOLE CAPITAL, LLC
HONOLULU, HI 96813

I have audited the accompanying statement of financial condition of Dole Capital, LLC as of December 31, 2004, and the related statement of supplementary information required by Rule 17a-5 of the Securities and Exchange Commission for the year. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatements. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis from my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Dole Capital, LLC as of December 31, 2004, in conformity with generally accepted auditing principles.

My audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules on page 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all their material respects in relation to the basic financial statements taken as a whole.



February 1, 2005

A:\04-corpfin\Dole Capital LLC\OPINION2004.wpd

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: [redacted]
dave@davidelathamcpa.com

DOLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	1,748
Marketable securities at market value		22,068
Accounts receivable		1,500
Total Assets	**$**	**25,316**

LIABILITIES AND MEMBERS EQUITY

Accounts payable	$	997
Members Equity		
Members units, 1680 units issued		24,500
Distribution in excess of retained earnings		(181)
		24,319
Total Liabilities and Members Equity	**$**	**25,316**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF INCOME
Year Ended December 31, 2004

		Year Ended Dec. 31, 2004
Revenue:		
Consulting fee income	$	34,170
Dividend and interest income		360
Increase in market value of securities		3,867
	$	38,397
Expenses:		
Operating expenses	$	9,863
Net Income	**$**	**28,534**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY

Year Ended December 31, 2004

	Members' Units	Retained Earnings	Total Equity
Balance at January 1, 2004	24,500	(2,715)	21,785
Net income 2004		28,534	28,534
Distributions		(26,000)	(26,000)
Balance at December 31, 2004	**24,500**	**(181)**	**24,319**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CASH FLOW
Year Ended December 31, 2004

Cash flow provided by operating activities		
Net income	$	28,534
Adjustments to reconcile net income to net cash used by operations -		
(Decrease) in accounts payable		(1,227)
(Increase) in value of securities -		(3,867)
(Decrease) in accounts receivable		1,225
Net cash provided by operating activities		24,665
Cash flows used by financing activities		
Distribution to members		(26,000)
Net decrease in cash		(1,335)
Cash at January 1, 2004		3,083
Cash at December 31, 2004	**$**	**1,748**
Supplemental disclosure		**NONE**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO CLAIMS OF CREDITORS

Year Ended December 31, 2004

Balance at beginning of year	—
Increase	—
Decrease	—
Balance at end of year	—

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note A - Summary of Significant Accounting Policies:

Business Activities

Dole Capital LLC is registered as a Broker/Dealer in accordance with Section 15(b) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission and with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Dole Capital LLC's activities are the private placement of securities to institutions, qualified corporation and accredited individuals and merger and acquisition, consulting, and business and securities valuation and related financial advisory services in the state of Hawaii. Dole Capital, LLC does not handle customers' funds or securities. Dole Capital, LLC is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various activities in the private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes

The financial statements do not include a provision for income taxes because the LLC does not incur Federal or Hawaii Income taxes. Instead, its earnings and losses are included in the members' personal income tax returns and are taxed based on their personal tax strategies.

Securities Owned

The Company records marketable securities owned at market value with unrealized gains and losses reflected in income.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2004, the Company had net capital of $19,509, which was $14,509 in excess of its required net capital of $5,000. The Company's net capital ratio was .5 to 1.

Note C - Related Party Transactions:

The Company has an expense agreement with Kuroman Realty, Inc., in which Kuroman Realty, Inc. agrees to assume payment responsibilities for paying certain ongoing business expenses of Dole Capital, LLC including space rent, utilities, telephone, certain office expenses, office supplies, insurance required for the office space, office equipment maintenance, and related miscellaneous ongoing expense for the operation of the business. The sole shareholder of Kuroman Realty, Inc. is also an owner-member of Dole Capital, LLC.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	24,319
Add:		
Allowable credits		0
Total capital and allowable credits		24,319
Deduct:		
Non-allowable assets		1,500
Total capital		22,819
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		22,819
Haircuts on securities		
Common stock		3,310
Net Capital	**$**	**19,509**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3% of aggregate indebtedness	$	7
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		14,509

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	997
Total aggregate indebtedness	**$**	**997**
Percentage of aggregate indebtedness to net capital		**5%**

DOLE CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2004

Credit balance in customers' security accounts	$	- 0 -
Debit balance		- 0 -
Reserve computation:		
Excess of total debts over total credits		NONE
Required deposit		NONE

There is no material difference between the corporation's computation included in Part II of Form X-17 A-5 as of December 31, 2004, and the computation presented.

DOLE CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3 December 31, 2004

Dole Capital, LLC does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2004

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net Capital, per FOCUS Report, Part IIA	$	19,509
Audit adjustments - additional accounts payable		NONE
Net Capital, per audited financial statements	**$**	**19,509**